

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 13, 2023

Kelly Huntington
Chief Financial Officer
MYR GROUP INC.
12121 Grant Street, Suite 610
Thornton, CO 80241

>   **Re: MYR GROUP INC.**
>   **Form 10-K for the year ended December 31, 2022**
>   **Filed on February 22, 2023**
>   **File No. 001-08325**

Dear Kelly Huntington:

        We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Real Estate & Construction